MANAGEMENT DISCUSSION & ANALYSIS

MARCH 24, 2005

Forward-Looking Statements

Forward-looking statements in this management discussion and analysis (“MD&A”), including statements regarding the Company’s business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and pursuant to Form 51-102F1 of National Instrument 51-102 as implemented in rules, regulations and policies of Canadian securities regulatory authorities. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements contain information that is forward looking and reflect the current views of DataMirror Corporation (together with its subsidiaries “DataMirror” or the “Company”) with respect to future events and are subject to certain risks, uncertainties and assumptions.  Numerous factors affect the Company's operating results and could cause the Company's actual results to differ materially from the results indicated by this MD&A or by any forward-looking statements made by, or on behalf of, the Company, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of the Company's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; pursuing, completing and integrating acquisitions could divert resources and may not achieve the intended business objectives; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed herein, in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission, the Ontario Securities Commission, other Canadian securities commissions, and other regulatory authorities.

The following information should be read in conjunction with the audited Consolidated Financial Statements of the Company for the years ended January 31, 2005 (“fiscal 2005”), January 31, 2004 (“fiscal 2004”), and January 31, 2003 (“fiscal 2003”) presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which are in all material respects in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), except as disclosed in note 20 of the foregoing audited consolidated financial statements.  All amounts are stated in Canadian dollars unless otherwise noted.

Overview

DataMirror, a leading provider of real-time data integration, protection, audit and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.  DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible business benefits from DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad.  DataMirror is headquartered in Markham, Canada and has offices around the globe.

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP which are in all material respects in accordance with U.S. GAAP, except as disclosed in note 20 of the audited consolidated financial statements.  The preparation of the Company’s financial statements is based on the selection and application of significant accounting policies, some of which require management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  On an on-going basis, the Company evaluates its estimates, including those related to revenue, bad debts, investment tax credits, investments, intangible assets, goodwill and income taxes.  The Company bases its estimates on historical experience and on various other assumptions that are believed at the time to be reasonable under the circumstances.  Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated.  Many of the conditions impacting these assumptions and estimates are outside of the Company’s control.

The Company believes that the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition. The Company's revenues are generated from the sale of software licences, software maintenance and support fees and services.  Revenue is recognized in accordance with Statement of Position ["SOP"] 97-2, "Software Revenue Recognition" issued by the American Institute of Certified Public Accountants ["AICPA"] in October 1997 and amended by SOP 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2”, issued in March 1998.  Software licence revenue is recognized when persuasive evidence of an arrangement exists, the related products are shipped, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable.  Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements.  Revenue from services is comprised of consulting, training and installation fees and is recognized at the time the services are performed.

Allowance for Doubtful Accounts.  The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments.  The Company performs ongoing credit evaluations of its customers’ financial condition and if the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would likely be required.  Actual collections could materially differ from our estimates.

Investment Tax Credits.  The Company applies for investment tax credits from both the Canadian federal and provincial tax authorities relating to amounts expended on scientific research and development.  The amount of investment tax credits recorded represents management's best estimate based on its interpretation of current legislation.  However, the Canada Revenue Agency has not yet assessed all the federal claims and, therefore, the amount ultimately received could be materially different than the amount recorded.

Investments.  From time to time the Company may hold minority interests in companies having operations or technology in areas within its strategic focus, some of which are publicly traded and have highly volatile share prices.  The Company records an investment impairment charge when a decline in the value of an investment occurs which is considered to be other than a temporary impairment. Future adverse changes in market conditions or poor operating results of the companies in which the Company has invested could result in losses or an inability to recover the carrying value of the investments and may possibly require an impairment charge in the future.

Intangible Assets.  The Company has intangible assets related to acquired technology and customer lists and trademarks.  The determination of the related estimated useful lives and whether or not these assets are impaired involves significant judgments.  In assessing the recoverability of these intangible assets, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the asset.  If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded.  In fiscal 2005, the Company did not record an impairment charge related to intangible assets.

Goodwill. The Company has goodwill assets arising from business acquisitions which are comprised of the excess of amounts paid over the fair value of net identifiable assets acquired.  The Company performs an annual assessment of the fair value of the businesses to which this goodwill relates.  In assessing the fair value of these businesses, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the business.  If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded.  In fiscal 2005, the Company did not record an impairment charge related to goodwill.

Future Income Taxes.  The Company has future tax assets, which are subject to periodic recoverability assessments.  Realization of the Company’s future tax assets is principally dependant upon its achievement of projected future taxable income.  The Company’s judgments regarding future profitability may change due to future market and other factors.  These changes, if any, may require possible material adjustments to these future tax asset balances by recording a valuation allowance to reduce the future tax asset to the amount that is more likely to be realized.  While the Company has considered future taxable income and ongoing tax planning strategies in assessing the need for valuation allowances, in the event the Company were to determine that it would be more likely than not to be able to realize future tax assets in excess of the recorded amount, an adjustment to the future tax assets would increase income in the period such a determination were made.  Likewise, in the event the Company were to determine that it would not be able to realize all or part of its net future tax assets, an adjustment to the future tax assets would be charged against income in the period such a determination were made.

Dividends

The Company has not paid any dividends on its Common Shares in the last seven completed fiscal years.  The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements and financial condition, general business conditions and contractual restrictions on payment of dividends, if any.

Analysis of the Company’s Operations for Fiscal Year Ended January 31, 2005

The following selected consolidated financial information is derived from the audited consolidated financial statements of the Company presented in accordance with Canadian generally accepted accounting principles (“GAAP”), and must be read in conjunction with such consolidated financial statements and related notes thereto. These principles conform in all material respects with accounting principles generally accepted in the United States, except as described in note 20 to the Company’s consolidated financial statements.  Historic results are not necessarily indicative of the results that you may expect for any other future period or for a full year.

Years Ended January 31,
(000’s of Canadian $ except per share data)	2005	2004	2003

Revenue
Licence	$22,520	$29,087	$33,223
Maintenance	26,213	25,354	23,210
Services	4,534	5,551	6,057
	53,267	59,992	62,490
Cost of revenues
Licence	249	234	239
Maintenance and services	11,862	11,389	12,605
	12,111	11,623	12,844
Gross margin	41,156	48,369	49,646

Operating expenses
Sales and marketing	19,653	20,524	21,289
Research and development	10,528	9,753	10,459
General and administration	8,803	7,946	8,812
Stock-based compensation	410	512	286
Amortization of intangibles	2,951	3,098	2,740
	42,345	41,833	43,586
Operating income (loss)	(1,189)	6,536	6,060
Investment income, net	1,008	1,146	611
Gain on sale of investment	7,611	0	0
Other income	0	279	0
Losses from investment in PointBase, Inc.
Impairment of equity investment	0	0	(4,595)
Equity loss	0	0	(2,081)
Income (loss) before income taxes	7,430	7,961	(5)
Provision for income taxes	1,641	2,788	2,434
Net income (loss)	$5,789	$5,173	$(2,439)

Earnings (loss) per share
Basic	$0.53	$0.46	$(0.21)
Diluted	$0.52	$0.44	$(0.21)

Weighted average number of shares (000’s)
Basic	11,026	11,364	11,411
Diluted	11,192	11,640	11,411

BALANCE SHEET INFORMATION
As at January 31,	2005	2004	2003

Total assets	$83,543	$86,223	$81,347
Long-term obligations	$103	$1,076	$1,538

Revenue

The Company derives its revenue from three main sources: sales of software licences, software maintenance and support agreements and consulting and implementation services.

The sales of software licences have historically been on a direct basis to the Company’s customers in North America, Asia Pacific and most of Europe, while also employing indirect sales channels, such as distributors and remarketers in these territories.  In Australia, South and Central America and certain European countries, the Company sells mainly on an indirect basis through distributors or remarketers who may also provide customer support and service to end users. During fiscal 2005, licence sales through indirect sales channels accounted for 22% of revenue, up slightly from 21% in fiscal 2004 and down slightly from 24% in fiscal 2003.

Licence sales accounted for 42.3% of total revenue in fiscal 2005 as compared to 48.5% in fiscal 2004 and 53.2% in fiscal 2003.  The Company expects that software licence revenues will continue to account for a substantial portion of its revenues for the foreseeable future.

Licence revenue has historically been heavily dependent on sales of Transformation Server and iCluster (a successor to High Availability Suite) software for use in connection with IBM iSeries (AS/400) platforms, and this trend continued in fiscal 2005, accounting for 64.9% of licence revenue, as compared to 54.8% in fiscal 2004 and 66.5% in fiscal 2003.  It is expected that the Company’s future success will continue to depend on its relationship with IBM and the success of the AS/400 platform.  The Company’s sales of software relating to Unix platforms in fiscal 2005 was 14.0% of licence revenue down slightly as a percentage of licence revenue from 16.9% of licence revenue in fiscal 2004.

The Company sells single and multiple year software maintenance and support agreements with the related software licences. These agreements are generally renewed on an annual basis after expiry of their initial term. During fiscal 2005, 49.2% of the Company’s revenue was derived from customer software maintenance and support contracts, compared to 42.3% of revenue in fiscal 2004 and 37.1% in fiscal 2003.

Revenue from consulting and implementation services is derived primarily on a time-and-materials basis under a services agreement with the customer, which in some cases may be prebilled with the related software licences. During fiscal 2005, revenue from services, which includes consulting, training and other services, accounted for 8.5% of revenue, compared to 9.3% in fiscal 2004 and 9.7% in fiscal 2003.

Licence. Licence revenue in fiscal 2005 was $22,520,000 in fiscal 2005 compared to $29,087,000 in fiscal 2004 and $33,223,000 in fiscal 2003, a decrease of 22.6% and 32.2% from fiscals 2004 and 2003 respectively. The decrease in licence revenue in fiscal 2005 from fiscal 2004 was attributable to several factors including the effect of the stronger Canadian currency, price erosion due to competitive pressures in the iSeries High Availability marketplace and slower than anticipated adoption of the Company’s newer products such as iReflect and LiveAudit.

Maintenance. Maintenance revenue in fiscal 2005 was $26,213,000 compared to $25,354,000 in fiscal 2004 and $23,210,000 in 2003, an increase of 3.4% and 12.9% from fiscals 2004 and 2003 respectively. This increase was a result of maintenance revenue generated by additional licence sales since the end of fiscal 2004 and the renewal of maintenance and support contracts for licence sales completed in prior periods, offset by the effects of the stronger Canadian currency.

Services. Services revenue in fiscal 2005 was $4,534,000 compared to $5,551,000 in fiscal 2004 and $6,057,000 in 2003, a decrease of 18.3% and 25.1% from fiscals 2004 and 2003 respectively. This decrease was primarily due to the effects of the stronger Canadian currency and a decrease in demand for consulting services for the Company’s Pervasive Gateway software.

Geographical Distribution. The Company derives most of its sales revenue from international customers, with sales outside Canada usually denominated in U.S. dollars or European currencies including pounds sterling and Euros. For fiscal 2005, sales denominated in U.S. dollars and European currencies represented 58.7% and 34.3% respectively (for fiscal 2004, these were 58.8% and 33.5% respectively of the Company’s revenues), while a significant portion of the Company’s operating expenses are incurred in Canadian dollars.  Accordingly, changes in exchange rates between the Canadian dollar and these foreign currencies can positively or negatively affect the Company’s operating results.  The Company has a policy of hedging a portion of its foreign currency denominated accounts receivable.  Management recognizes that this policy can provide only short-term protection against a limited portion of the Company’s currency exposure.

The Company’s geographical revenue distribution based on the customers’ country of residence has been as follows:

Years Ended
January 31,
	2005	2004	2003

Canada	7.0%	7.8%	6.9%
United States	53.3	53.2	53.6
United Kingdom	16.8	17.4	18.7
Germany	7.7	8.3	8.1
Other	15.2	13.4	12.7
	100.0%	100.0%	100.0%

Transaction values in fiscal 2005 for sales of the Company’s products have been as large as U.S. $680,000 (2004 - U.S. $2,440,000), although a typical sale ranges from U.S. $70,000 to U.S. $100,000.  No single customer accounted for more than 0.9% of revenue in fiscal 2005 (3.4% and 1.8% of revenue for fiscals 2004 and 2003 respectively), and no single industry accounted for more than 29.2% of licence revenue in fiscal 2005 (24.7% and 23.3% of licence revenue for fiscals 2004 and 2003 respectively).

Cost of Revenue

Licence.  Cost of licence revenue consists primarily of duplication, media, packaging and shipping expenses.  For fiscal 2005, costs of licence revenue were $249,000 (1.1% of licence revenue) relatively unchanged from $234,000 (0.8% of licence revenue) for fiscal 2004 and $239,000 (0.7% of licence revenue) for fiscal 2003.

Maintenance and Services.  Costs of maintenance and service revenue consist primarily of the salary and related costs of providing those services. For fiscal 2005, costs of maintenance and service revenue were $11,862,000 (38.6% of maintenance and service revenue) compared to $11,389,000 (36.9% of maintenance and service revenue) for fiscal 2004 and $12,605,000 (43.1% of maintenance and service revenue) for fiscal 2003.

Operating Expenses

Due to the nature of the Company’s business, salary and other headcount related costs comprise a large portion of the Company’s operating expenses. In order to properly understand the Company’s operating expense trends over the last three fiscal years, a summary of the ending and average headcount by department for each of the last three fiscal years follows.

Ending Headcount
at January 31,
	2005	2004	2003

Selling and Marketing	122	168	151
Research & Development	69	91	82
General & Administrative	41	40	43
Total	232	299	276

Average Headcount for the
Year Ended January 31,
	2005	2004	2003

Selling and Marketing	151	155	166
Research & Development	80	84	92
General & Administrative	41	40	45
Total	272	279	302

Selling and Marketing. Selling and marketing expenses include expenses for sales commissions, salaries, advertising, tradeshows, promotional materials and other selling and marketing related expenses. For fiscal 2005, these expenses totaled $19,653,000 (36.9% of revenue) down slightly in dollar amount from $20,524,000 (34.2% of revenue) for fiscal 2004 and from $21,289,000 (34.1% of revenue) for fiscal 2003. The decrease is due primarily to reduced travel and the effect of a reduction of average headcount in this area, as well as a decrease caused by the impact of the stronger Canadian currency on the Company’s U.S. and European expenses. Management expects selling and marketing expenses to increase in fiscal 2006 as the Company expands its sales and marketing activities.

Research and Development. Research and development expenses include only salaries and other direct costs associated with the development of new products and are net of related investment tax credits. Research and development expenses were $10,528,000 (19.8% of revenue) for fiscal 2005 up slightly from $9,753,000 (16.3% of revenue) for fiscal 2004 and $10,495,000 (16.7% of revenue) for fiscal 2003 due mainly to the addition of the PointBase research and development team in late December 2003 and a decrease in the amount of investment tax credits recognized during the year.  The Company applies for investment tax credits from both the Canadian federal and provincial tax authorities relating to amounts expended on scientific research and development.  During fiscal 2005, $141,000 (fiscal 2004 - $806,000, fiscal 2003 - $590,000) in investment tax credits were applied to reduce operating expenses.  The amount of investment tax credits recorded represents management's best estimate based on its interpretation of current legislation.  However, the Canada Revenue Agency has not yet assessed all the federal claims and, therefore, the amount ultimately received could be materially different than the amount recorded.

General and Administration. General and administration expenses consist primarily of administrative salaries, rent, recruiting costs and professional fees. For fiscal 2005, general and administration expenses were $8,803,000 (16.5% of revenue) compared to $7,946,000 (13.2% of revenue) for fiscal 2004 and $8,812,000 (14.1% of revenue) for fiscal 2003.  The increase is due mainly to the additional administrative expenses assumed as a result of the acquisition of PointBase in December 2003 and an increase in professional and other governance related fees.

Stock-based compensation, In November 2003, the CICA made changes to Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", requiring equity instruments awarded to employees be measured and expensed using the fair value method.  The main impact for the Company is to record compensation expense relating to the award of stock options to employees that the Company had previously chosen to disclose.

The Company has adopted these changes effective February 1, 2004 on a retroactive basis with restatement of prior periods.  This change resulted in a decrease to net income of $512,000 for the year ended January 31, 2004 and $286,000 for the year ended January 31, 2003, and an increase to deficit and increase to contributed surplus of $798,000 as at January 31, 2004. There was no effect on retained earnings at February 1, 2002.

For fiscal 2005, stock-based compensation was $410,000 compared to $512,000 and $286,000 for fiscals 2004 and 2003 respectively. This decrease was due to options which have expired since fiscal 2004 which was partly offset by the additional expense from options issued during fiscal 2005.

Amortization of Intangibles. For fiscal 2005, amortization of intangibles was $2,951,000 compared to $3,098,000 and $2,740,000 for fiscals 2004 and 2003 respectively. The decrease of $147,000 from fiscal 2004 is due to certain technologies becoming fully-amortized during the year, offset by additional amortization of technology acquired late in fiscal 2004.

Investment Income, Net

Investment income, net includes interest on cash equivalents, short-term investments and other investment income net of interest expense on long-term liabilities and lease obligations. In fiscal 2005, net investment income was $1,008,000 compared to $1,146,000 in fiscal 2004 and $611,000 in fiscal 2003. This decrease is primarily due to a decrease in interest rates earned on invested funds, offset by an increase in average invested cash balances resulting mainly from the funds received when the Company sold its investment in Idion Technology Holdings Limited (“Idion”) in May 2004.

Gain on Sale of Investment

In May 2004 the Company was successful in selling its investment in Idion for net proceeds of $19,894,000, resulting in a gain on sale of $7,611,000.

Other Income

In April 2003, DataMirror made an offer to acquire all of the issued and outstanding shares of PointBase, Inc (“PointBase”).  PointBase determined not to proceed with the transaction and, as a result, PointBase agreed to pay DataMirror an amount of $279,000 [US$200,000] as consideration for the cancellation of the offer.  The Company ceased its efforts to purchase PointBase as conditions at the time did not warrant further discussions.  For further discussions of the Company’s eventual acquisition of PointBase in December 2003 please refer to the acquisitions section of this document.

Losses from Investment in PointBase

In June of 2002, PointBase started a downsizing of its business, with the intent of achieving break-even operations in the short-term.  In October 2002 it became apparent that these measures would not result in profitable or break-even operations in the near future and the Company’s investment had become impaired and, accordingly, the investment was written down to the estimated value of nil.  The losses from the Company’s investment in PointBase were nil in fiscal 2005 and fiscal 2004 compared to an equity loss of $2,081,000 and an impairment charge of $4,595,000 in fiscal 2003.  The decrease was due to the investment in PointBase having been fully written off at October 31, 2002.  The Company acquired the remaining shares of PointBase in December 2003 as outlined in the acquisitions section of this document.

Income Tax Expense

During fiscal 2005, the Company recorded an income tax provision of $1,641,000 as compared to a provision of $2,788,000 in fiscal 2004 and $2,434,000 in fiscal 2003.

The combined basic Canadian federal and provincial tax rate used in determining the income tax provision for fiscal 2005 was 36.1% compared to 36.6% for fiscal 2004 and 38.8% in fiscal 2003.

The income tax provision is different from the amount calculated by applying this tax rate to the income before income taxes due to a combination of factors including: the gain on the sale of the investment in Idion being partly non-taxable, a portion of the amortization of intangibles being non-deductible for tax purposes, stock-based compensation and certain other expenses being non-deductible for tax purposes, the inability to benefit from certain foreign tax losses incurred during the year, the effect of foreign tax rates, the manufacturing and processing tax deduction and the effect of the rate changes on future taxes.

The Company has foreign non-capital loss carryforwards of approximately $3,749,000 which have no expiry date and $3,106,000 which expire over 20 years.  A valuation allowance has been recognized for all but $161,000 of the losses.

Net Income (Loss)

In fiscal 2005, the Company recorded net income of $5,789,000 ($0.53 per share) as compared to $5,173,000 ($0.46 per share) in fiscal 2004 and a net loss of $2,439,000 ($(0.21) per share) in fiscal 2003). This improvement in profitability was achieved largely through the gain recognized on the sale of the Company’s investment in Idion as the pressure of the strengthening Canadian dollar on the Company’s operations caused the level of operating profits to drop significantly, particularly in the first half of the year.

Segment Performance

The Company operates in only one industry, that being the business of developing and marketing computer software products.  The Company operates in two reportable segments, North America, which includes the Company’s recently incorporated Asia Pacific operations, and Europe, based on the geographic location of its operations.  The accounting policies followed by these segments are the same as those described in the summary of significant accounting policies contained in note 1 of the Company’s consolidated financial statements.  The Company accounts for inter-segment sales at fair value.

The Company’s reportable segments are strategic business units.  They are managed separately because each reportable segment operates in different economic marketplaces and therefore, requires different investing and marketing strategies.  The Company evaluates segment performance based on profit or loss from operations before investment income and income taxes.

In fiscal 2005, the North American segment (which includes the Company’s Asia Pacific operations, which are currently not significant) had total revenue of $35,021,000 compared to $39,918,000 in fiscal 2004 and $41,107,000 in fiscal 2003, a decrease of 12.3% and 14.8% respectively.  The drop in revenue was caused largely by the effect on revenue of the stronger Canadian dollar which dramatically impacted the US dollar based North American revenue, as well as price erosion due to competitive pressures in the iSeries High Availability marketplace and slower than anticipated adoption of the Company’s newer products such as iReflect and LiveAudit. During that same period, the North American segment had an operating loss of $2,149,000 compared to operating income of $3,732,000 in fiscal 2004 and $4,294,000 in fiscal 2003, with the reduction in operating profitability of $5,881,000 and $6,443,000 being caused mainly by the revenue decrease with a slight impact from the increase in operating expenses caused by the acquisition of PointBase in December 2003.

Revenues from the European segment were $18,246,000 in fiscal 2005 compared to $20,074,000 in fiscal 2004 and $21,383,000 in fiscal 2003, a decrease of 9.1% and 14.7% respectively due mainly to price erosion due to competitive pressures in the iSeries High Availability marketplace and slower than anticipated adoption of the Company’s newer products such as iReflect and LiveAudit.  During that same period, European segment operating income was $960,000 compared with $2,804,000 in fiscal 2004 and $1,766,000 in fiscal 2003, a decrease of $1,844,000 and $806,000 respectively due mainly to the revenue decreases.

Quarterly Results of Operations

The following table sets forth certain unaudited information for each of the eight most recent quarters, the last of which is ended January 31, 2005.  The information has been derived from the Company’s unaudited consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this MD&A and include all adjustments necessary for a fair presentation of the information presented.  Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

Year ended January 31, 2005
Quarter ending	Jan. 31	Oct. 31	July 31	Apr. 30
	(in 000's of CDN$, except per share data, unaudited)

Total revenue	$13,765	$13,076	$13,299	$13,127

Operating income (loss)	$475	$302	($580)	($1,386)

Net income (loss)	$254	$308	$6,053	($826)

Earnings (loss) per share
Basic	$0.02	$0.03	$0.54	($0.07)
Diluted	$0.02	$0.03	$0.54	($0.07)

Year ended January 31, 2004
Quarter ending	Jan. 31	Oct. 31	July 31	Apr. 30
	(in 000's of CDN$, except per share data, unaudited)

Total revenue	$16,355	$16,077	$14,240	$13,320

Operating income (loss)	$1,786	$2,396	$1,613	$741

Net income (loss)	$1,342	$1,714	$1,502	$615

Earnings (loss) per share
Basic	$0.12	$0.15	$0.13	$0.05
Diluted	$0.11	$0.15	$0.13	$0.05

Year ended January 31, 2003
Quarter ending	Jan. 31	Oct. 31	July 31	Apr. 30
	(in 000's of CDN$, except per share data, unaudited)

Total revenue	$17,780	$15,745	$14,823	$14,142

Operating income (loss)	$4,578	$1,128	$489	($135)

Net income (loss)	$3,208	($4,309)	($310)	($1,028)

Earnings (loss) per share
Basic	$0.28	($0.38)	($0.03)	($0.09)
Diluted	$0.28	($0.38)	($0.03)	($0.09)

Liquidity and Capital Resources

Since its inception, the Company has financed its cash requirements from the sale of equity securities, funds provided by shareholders, bank lines of credit, long-term debt and capital lease financing.  In December 1996 the Company completed an initial public offering of 2,000,000 common shares for net proceeds of $9,377,000, and in September 1997 raised net proceeds of $15,721,000 through the issue of 1,600,000 special warrants (subsequently converted into 1,600,000 common shares).  In April 2000, the Company raised net proceeds of $34,151,000 through the issuance of 1,305,000 common shares.  The proceeds from these financings were used for general corporate purposes, including research and development of new products and technologies, expansion of the Company’s sales and marketing organization and activities, for working capital and for acquisitions.

As at January 31, 2005 the Company had cash, cash equivalents and short-term investments of $57,436,000, compared to $42,006,000 at the end of fiscal 2004. The increase in cash, cash equivalents and short-term investments was primarily due to cash flow from operations and cash received from the sale of the Company’s investment in Idion less funds used to repurchase shares under the Company’s normal course issuer bid.  For the year ended January 31, 2005, cash flow from operations was $4,959,000, a decrease of $5,204,000 over cash flow from operations of $10,163,000 in fiscal 2004 and $10,949,000 over cash flow from operations of $4,959,000 in fiscal 2003, due mainly to a decrease in the level of operating profitability.  The Company's investing activities consisted primarily of purchases of capital assets and transactions regarding the Company’s investment in Idion.  During fiscal 2005, capital expenditures of $875,000 (2004 - $1,190,000; 2003 – $1,859,000) were financed internally and none were financed under capital lease facilities.  Capital assets acquired were primarily computer hardware and software utilized in research and development activities and leasehold improvements to the Company’s head office facilities.  The Company expects that its capital expenditures will increase in support of higher levels of research and development activities and as its sales and administration employee base grows.  As mentioned previously, the Company sold it’s investment in Idion for net proceeds of $19,894,000 compared to making investments in Idion of $2,417,000 and $8,949,000 in fiscals 2004 and 2003 respectively.  Financing activities during the year consisted of capital lease payments and share capital transactions.  During fiscal 2005 the Company used $9,223,000 (2004 - $3,987,000; 2003 - $1,557,000) in cash to repurchase 898,400 (2004 – 317,500; 2003 – 163,600) of its common shares under a normal course issuer bid and raised an additional $805,000 (2004 - $1,779,000; 2003 - $821,000) through the issuance of 89,414 (2004 – 221,310; 2003 – 152,715) common shares pursuant to the Company’s stock option plans.

The Company has available short-term bank credit facilities of $3,000,000 bearing interest at the prime rate plus 0.5% and £150,000 [$350,000] bearing interest at the prime rate in the United Kingdom plus 3.00%.  Under a general security agreement and a source code escrow agreement, all of the Company’s assets, including the source code for the Company’s software, are pledged as collateral for these credit facilities.  As at January 31, 2005 there was no outstanding indebtedness under these credit facilities other than letters of credit of $170,000 (2004 - $181,000).  Management believes that its current cash, cash equivalents and short-term investments together with continued positive cash flow from operations will be adequate to fund the Company’s short-term financial requirements with the exception of acquisition related cash requirements.  The Company’s short-term financial requirements may increase substantially if the Company makes any significant acquisitions.  Short-term financial requirements related to acquisitions may include direct and indirect costs including restructuring and other expenses related to integrating and refinancing the acquired business.  In the short-term, the Company does not plan on making any acquisitions that would result in short-term financial requirements exceeding the sources of cash described above.  In the long-term, the Company may finance its long-term requirements from the sale of equity securities, by borrowing under bank lines of credit, by issuing long-term debt or by entering into capital lease financing arrangements.

On February 8, 2005, the Company announced a substantial issuer bid [the “bid”] under which it indicated its intention to purchase for cancellation up to 2,000,000 of its common shares at a price of not less than $8.50 and not more than $10.00 per common share.  The bid was made by way of a Dutch auction tender, which provided shareholders with the opportunity to specify the price at which they were willing to sell their common shares.  The actual purchase price of $10.00 per common share, which was announced on March 22, 2005, was determined through an auction mechanism and was the lowest price within the price range at which the Company could purchase 2,000,000 of its common shares.  After making the necessary adjustments to avoid creating odd lots from the bid, the actual number of shares purchased for cancellation was 2,002,039.  All common shares tendered at or below $10.00 (subject to prorating and disregarding fractions and odd lots) were purchased at $10.00 and immediately cancelled.  The total purchase price including the costs associated with the offer was approximately $20,620,000, and will be accounted for as a reduction in share capital of $11,432,000 and an increase in deficit of $9,188,000.

Commitments and Contractual Obligations

As of January 31, 2005, the Company had future commitments and contractual obligations as summarized in the following table. These commitments are principally comprised of operating leases for the Company’s leased premises and computer equipment.

(Canadian $)	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	4- 5 years	After 5 years
Operating Leases	5,974,000	2,410,000	2,345,000	1,219,000	0
Total Contractual Obligations	5,974,000	2,410,000	2,345,000	1,219,000	0

The Company does not enter into off-balance sheet financing as a matter of practice except for operating leases as disclosed above. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet, as the terms of the leases do not meet the criteria for capitalization.

Transactions with Related Parties

In the normal course of operations during fiscal 2003, the Company entered into several different transactions with SmartSales Inc. (see further discussion in the acquisitions section of this document), a company with a common Chairman of the Board of Directors and significant shareholder, the Company’s CEO and significant shareholder, Nigel Stokes.  In fiscal 2005 and fiscal 2004 there were no transactions with SmartSales.  In fiscal 2003, the related party transactions with SmartSales consisted of rental income of $51,000.  These transactions in fiscal 2003 were made at market prices under normal trade terms and conditions.  During fiscal 2003, SmartSales Inc. entered into receivership and the Company wrote off its rent receivable of $77,000.

Acquisitions

As at March 31, 2005, other than the transactions listed below, there are no proposed asset or business acquisitions or dispositions that the Company’s board of directors, or senior management who believe that confirmation of the decision by the board is probable, have made a decision to proceed with.

On December 18, 2003, the Company completed an agreement and plan of merger and acquired one hundred percent control of PointBase, Inc. in a cash transaction valued at approximately $3.3 million at closing, with certain additional amounts which would have become payable contingent on future revenue or proceeds that could have been received in connection with the acquired business. DataMirror is accounting for the acquisition under the purchase method. The term during which the contingent consideration could have become payable earned expired in December 2004 with no additional payments becoming due.

On January 7, 2003, the Company acquired the technology and certain related assets of SmartSales Inc., a developer of CRM solutions, in a cash transaction. The Company acquired current assets valued at $15,000, capital assets valued at $22,000 and technology valued at $362,000 for cash consideration of $399,000. The technology acquired was amortized over a term of one year.

Effective September 1, 2000, the Company acquired certain assets and liabilities of Constellar, a company engaged in the business of developing and marketing computer software products.  The acquisition has been accounted for under the purchase method of accounting. As part of the purchase agreement, further cash payments of up to U.S. $3,000,000 are payable contingent on certain revenue targets being generated from the acquired technology during the three-year period ending August 31, 2003.  In November 2001, a payment of $724,000 was made in payment of contingent consideration of $856,000 for the period ended August 31, 2001 less a holdback of $132,000 related to assets purchased which were not realized.  The additional contingent payment has been added to the value of the technology acquired, bringing the total value of technology acquired to $12,382,000.  No payment of contingent consideration is due for the periods ended August 31, 2002 and August 31, 2003.

The Company expects to continue to explore and pursue acquisitions as a strategy to build its distribution channels, enhance its product offerings, increase its market share in its existing markets, and achieve revenue growth. The consideration and completion of possible acquisitions may divert significant management time and other resources, including financial resources, of the Company. It is not certain that future acquisitions will achieve their business objectives.

Changes in Accounting Policies

In November 2003, the CICA made changes to Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", requiring equity instruments awarded to employees be measured and expensed using the fair value method.  The main impact for the Company is to record compensation expense relating to the award of stock options to employees that the Company had previously chosen to disclose.

The Company has adopted these changes effective February 1, 2004 on a retroactive basis with restatement of prior periods.  This change resulted in a decrease to net income of $512,000 for the year ended January 31, 2004 and $286,000 for the year ended January 31, 2003, and an increase to deficit and increase to contributed surplus of $798,000 as at January 31, 2004.  There was no impact on retained earnings at February 1, 2002.

In March 2003, the CICA issued handbook section 3110, “Asset Retirement Obligations”.  The new standard establishes the requirement for the recognition, measurement and disclosure of the legal and contractual obligations for the retirement of long-lived assets.  The standard requires that the fair value of the liabilities related to the asset retirement be recognized in the period in which they are incurred.  The liability is accreted over time through periodic changes to income.  In addition, the asset retirement cost is capitalized as part of the carrying value of the related long-lived assets and depreciated over the asset’s useful life.  The adoption of section 3110, effective February 1, 2004, had no financial impact on the Company.

As permitted by Statement 123 “Accounting for Stock-Based Compensation”, the Company currently accounts for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee options under U.S. GAAP.  In December 2004, an amended Statement 123 “Share-Based Payment” [“Statement 123(R)”) was issued, which requires all share-based payments to employees to be recognized in the income statement based on their fair value.

The Company expects to adopt Statement 123(R) for U.S. GAAP purposes on August 1, 2005.  While Statement 123(R) requires, on a prospective basis, the recognition of compensation cost for all employee awards that are outstanding and unvested on the effective date, the Company is permotted to choose whether it restates prior periods.  The Company is currently reviewing theses alternatives and has not yet determined the methodology for implementation.

The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future, however, the Company had the Company adopted Statement 123(R) in prior periods, the impact would have approximated the impact of Statement 123 as described in the disclosure of profoma net income (loss) and earnings (loss) per share in note 20 [d] to the consolidated financial statements.

The Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities” [“Interpretation 46”] in December 2003.  Similar to AcG-15 in Canadian GAAP, Interpretation 46 provides criteria and guidelines to determine whether an entity is a variable interest entity to the Company for consolidation purposes.  The Company has reviewed its policies and determined that there is no impact on the consolidated financial statements as a result of the Company adopting these pronouncements.

In November 2001, the Accounting Standards Board (“AcSB”) approved AcG-13, an accounting guideline establishing conditions which must be satisfied in order to apply hedge accounting.  The Company adopted these guidelines effective February 1, 2004. There was no impact to the Company upon adoption of this guideline.

Risks and Uncertainties

An investment in the Company’s Common Shares involves certain risks and uncertainties which should be carefully considered.  The following risk factors, each of which could have a material adverse effect on the Company’s business, results of operations and financial condition, and on the value or market price of the Company’s Common Shares, should be considered carefully in addition to the other information contained in this Management Discussion & Analysis (including information incorporated by reference herein).

Limited Operating History; Uncertainty of Future Operating Results.  The Company’s predecessor was incorporated on November 19, 1993 and did not earn revenue until 1995.  While the Company earned operating income for fiscal 2003 and fiscal 2004, it incurred an operating loss for fiscal 2005.  Due to the Company's short operating history, the uncertainty of continued acceptance of the Company's products, the rapid evolution of competitive software products, and the other risk factors discussed herein, there can be no assurance that the Company will be able to sustain its recent revenue growth or to achieve or sustain profitability or positive cash flow from operations in the future.

Variability of Quarterly Operating Results.  The Company’s revenue and results of operations have fluctuated significantly on a quarterly basis and the Company expects substantial variability of future quarterly operating results due to a variety of factors.  These factors include:  (i) the timing of the release of new software products and enhanced versions of existing products by the Company; (ii) the introduction of new products and product enhancements by the Company's competitors; (iii) market acceptance of and demand for the Company's products; (iv) the strength or weakness of global markets for the Company’s products and for computer platforms and databases with which the Company’s products operate, in particular the IBM iSeries (AS/400) platform; (v) changes in operating expenses, including possible increases related to the introduction of new and enhanced products; (vi) the timing of receipt of orders from major customers; (vii) general economic factors, including the potential negative effect of actual or perceived weakening of global economic conditions on the level of spending by the Company’s customers and prospective customers; (viii) concentration of revenues in the last month of each quarter and in the fourth quarter of the fiscal year; (ix) the proportion of revenues attributable to licence fees versus service revenues; and (x) changes in pricing policies by the Company or its competitors.  Accordingly, the Company believes that period to period comparisons of results of operations are not necessarily meaningful and historical results should not be relied upon as indicative of future performance.  The Company’s operating expenses are based in part on anticipated short term revenue levels and are relatively fixed in the short term.  As a result, if revenues are not realized as expected, the Company’s operating results could be materially adversely affected.  Variability of future quarterly operating results may cause volatility in the market price of the Common Shares.  In addition, due to some or all of the foregoing factors, it is possible that in some future quarter the Company's operating results will be below the expectations of market analysts and investors.  In such event, the price of the Company's Common Shares would likely be materially adversely affected.

Product Markets and Product Acceptance.  To date the Company has derived a large portion of its licence revenue from its Transformation Server and iCluster (a successor to High Availability Suite) products, particularly for the IBM iSeries (AS/400) platform.    The Company expects that sales of Transformation Server software, and particularly Transformation Server for the iSeries, as well as iCluster, will continue to represent a substantial portion of its revenue for the foreseeable future.  With the acquisition of Constellar Hub and the release of iReflect, the Company expects to derive increased revenues from products that operate in conjunction with Oracle databases.  A decline in the market for IBM's iSeries (AS/400) or other hardware platforms on which the Company’s products operate, or for applications and data management software for such platforms, may occur as a result of new competitive products, price, technological changes or other factors.  The Company's future results of operations will depend, in part, on achieving broader market acceptance of its software products, as well as on its ability to continue to enhance these products to meet the evolving needs of customers.  Future results may also depend on the strength or weakness of global markets for computer platforms and databases with which the Company’s products operate, including the IBM iSeries (AS/400) platform and Oracle databases.  A decline in these markets, or the inability of the Company to achieve broader acceptance of its products or to enhance its products as required to meet market demand, could have a material adverse effect on the Company's business, results of operations and financial condition.  The Company’s PointBase products depend on the acceptance and use of Java and the promotion and backing of Java by Sun Microsystems, Inc.  Any change in the viability or support for Java or Sun would have an adverse effect on the market for PointBase products.

Product Development, Acquisition and Technological Change.  The market for integration and resiliency software is characterized by rapid technological change and frequent new product introductions and enhancements.  The Company must continue to develop, create or acquire new products and update existing products to reflect technological changes and market developments in hardware platforms, operating systems and database technology platforms in order to compete effectively.  Such product development or acquisition may require the Company to invest substantial amounts in research and development on an ongoing basis.  Although the Company may seek to acquire businesses or technologies from time to time, there can be no assurance that any such acquisition will be available on acceptable terms or at all, or that the Company will be able to successfully consummate or integrate any such potential acquisition.  The development cycle for new products may be significantly longer than development cycles experienced by the Company for its prior products and upgrades.  The introduction of products embodying new technologies and the emergence of new industry standards could render the Company's existing products, and products currently under development, obsolete and unmarketable.  The Company's future success will depend on its ability to enhance its current products and to develop and introduce new products that keep pace with technological developments, respond to customer requirements and achieve market acceptance.  In addition to decreasing revenues as products reach the end of their natural life cycles, if the Company were unable to develop upgrades or new products in a timely manner due to resource constraints or technological or other reasons, the Company could experience decreases in future sales and revenues.  There can be no assurance that the Company's future products or enhancements will keep pace with technological change or satisfy market needs or that the Company will successfully develop, acquire or market any future products.

Competition.  The market for integration and resiliency software is new and continuously evolving. Given the variety of uses for the Company’s products and the range of platforms, operating systems and databases on which they operate, the Company faces competition from many competitors, including other independent software vendors, database vendors and large hardware manufacturers who also offer data integration tools.  The Company competes in markets that are competitive, subject to and affected by changes in technology, product innovations and the actions of its competitors. Based on the variety of operating systems, databases and hardware platforms upon which the Company’s products operate, the Company can expect a number of sources of competition.  In fiscal 2005, the Company faced increased pricing pressures from competitors in the iSeries High Availability marketplace. The Company also faces significant competition from in-house development departments within businesses that may develop custom software for the specific data movement or integration requirements of their enterprises.  Current and potential competitors may have or may in the future establish alliances or cooperative relationships among themselves or with potential customers and may rapidly acquire significant market share.  In addition, many of the Company’s competitors and potential competitors are significantly larger than the Company and have significantly longer operating histories, greater financial resources and more market and brand recognition than the Company.  The Company believes that it must continue to develop new products and introduce enhancements to its existing products in a timely manner to remain competitive.  In addition, the Company believes that its ability to compete depends on many factors within and outside its control, including product functionality, performance, price, reliability, vendor and product reputation, customer service and support, sales and marketing efforts, product distribution and product releases both by the Company and its competitors.  Even if the Company introduces new and enhanced products, it may not be able to compete effectively because of the significantly greater financial, marketing and other resources available to some of its competitors.  As the markets for the Company's products expand, additional competition may emerge and competitors may commit more resources to competitive products.  There can be no assurance that the Company will be able to compete successfully in current or future markets or that competitive pressures will not have a material adverse effect on the Company's business, results of operations and financial condition.

Dependence on Continued Growth of the Database and Data Integration Markets and the Internet.  The Company believes key future uses of its software will be for business data integration and data and application resiliency (high systems availability) applications, such as e-commerce applications, data distribution to and from data warehouses and other data stores, enterprise application integration, workload balancing, and back-up protection against planned and unplanned system outages.  Consequently, the Company's future financial performance will depend in part on the growth in the utilization of databases and in the number of data warehouse installations.  The database and data warehouse markets are rapidly evolving, and there can be no assurance that such markets will be sustained at their current size or continue to grow.  In addition, to the extent that the Company’s products may be used in electronic commerce and Internet-based applications, the Company’s future financial performance will depend in part on the reliability, growth in use and public acceptance of the Internet, particularly for the conduct of business-to-business and business-to-consumer commercial transactions.  In addition, there is no assurance that the Company's products will adequately address the requirements of customers or keep pace with changes in any of these markets.

Dependence on Relationships with Complementary Vendors.  The Company believes that it is important to develop, maintain, and enhance close associations with complementary hardware and software vendors.  In particular, it is important that the Company maintain its existing relationship with IBM due to the Company’s dependence on the IBM iSeries market.  In the High Availability market the Company depends on IBM rebates and incentives offered to IBM customers who purchase software from IBM High Availability Business Partners to encourage customers to purchase the Company’s software.   There can be no assurance that IBM won’t terminate the Company’s status as a High Availability Business Partner.  This would have a direct negative impact on sales of the Company’s High Availability software.  The Company also depends on IBM to market and promote the Company and its products to IBM sales employees, IBM business and channel partners and end user customers.  There can be no assurance that IBM will continue to market and promote the Company and its products, that IBM will not enter the market for High Availability or integration software directly, or that the Company will be able to maintain its existing relationships or enter into new relationships.  The Company's failure to do so could adversely affect the portability of the Company's products to, and compatibility and integration with, existing and new platforms, software applications and databases and the timing of the introduction of new and enhanced products by the Company.  In addition, failure to do so could affect the Company's ability to leverage third party distribution channels and increase its market presence.  IBM has plans to add heterogeneous replication functionality to its WebSphere Information Integration product. IBM has also acquired Ascential Software, a direct competitor to the Company which may discourage purchases of the Company’s Transformation Server product which competes with the Ascential products.

Dependence on Distribution Channels.  A portion of the Company's revenue is derived from the sale of its products through third parties.  There can be no assurance that the direct sales model will continue to work effectively for new products or that it will scale effectively as the Company attempts to grow its revenue from existing products.  There can be no assurance that the Company will be able to retain a sufficient number of its existing or future re-marketers and distributors, that such re-marketers and distributors will not give higher priority to the sale of other products (which could include products of competitors) or that these re-marketers and distributors will devote sufficient resources to marketing of the Company's products.   The Company depends on IBM business partners to remarket and distribute its products and there can be no assurance that IBM will continue to promote the Company to its business partners.  The Company’s future success depends on the Company’s ability to recruit partners in new channels like business intelligence, and application platform integration. The performance and financial strength of third party re-marketers and distributors is outside the control of the Company and the Company is unable to predict the extent to which these parties will be successful in marketing and selling the Company's products.  A reduction in sales efforts or discontinuance of sales of the Company's products by its re-marketers and distributors could lead to reduced sales and could, as a result, have a material adverse effect on the Company's business, results of operations and financial condition.  In addition, other methods of product distribution may become important in the future, such as Internet access to products and services and other electronic distribution.  The Company's success will depend, in part, upon its ability to attract and retain sufficient direct sales personnel, to maintain and expand access to existing channels of distribution and to gain access to new channels if and when they develop.

Dependence on Key Personnel.  The success of the Company depends upon the continued contributions of key personnel including members of its senior management, including Nigel Stokes, Chairman, President and Chief Executive Officer, the loss of one or more of whom could have a material adverse effect on the Company.  There can be no assurance that the Company will be able to retain these individuals or recruit other qualified personnel.  The Company believes that its future success will also depend in large part on its ability to attract and retain highly skilled technical, managerial and sales and marketing personnel.  Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining the personnel required to continue to grow.

Risks Associated with International Operations.  The Company intends to continue to make efforts to increase international sales and anticipates that international sales will continue to account for a significant portion of its revenue.  These sales are subject to certain risks and costs associated with international operations, including the difficulty and expense of staffing and administering business abroad, difficulties in accounts receivable collection, complications in complying with foreign laws and domestic and international import and export laws and regulations and costs related to localizing products for foreign markets and translating and distributing products in a timely manner.  Significant international sales may also expose the Company to greater risk from political and economic instability, potential adverse tax consequences, unexpected changes in Canadian or other governmental policies concerning import and export of goods and technology, other regulatory requirements and tariffs and other trade barriers.  In addition, while U.S. and Canadian copyright law, international conventions and international treaties may provide meaningful protection against unauthorized duplication of software, the laws of some foreign jurisdictions may not protect proprietary rights to the same extent as the laws of the United States or Canada.  Software piracy has been, and can be expected to be, a persistent problem for the software industry.  Although to date the Company has not experienced any of the foregoing factors with its key products to any significant extent, there can be no assurance that these factors will not be experienced by the Company in the future or that they will not have a material adverse effect on the Company's business, results of operations and financial condition.  In addition, international earnings may be subject to taxation by more than one jurisdiction or other adverse tax consequences, which could also materially adversely affect the Company's results of operations.

Global Economic Conditions.  The Company’s operating results may vary significantly based upon the impact of actual or perceived changes in global economic conditions on its customers.  The global economic environment since 2001 is more uncertain than in prior periods and has the potential to have a material adverse effect on the Company and its operating results.  The Company’s revenue and operating results depend in large part on the overall demand for integration and resiliency solutions, and related computer software and services.  A reduction of demand for integration and resiliency solutions and related computer software and services caused by actual or perceived weakening in the global economy may result in decreased revenues and lower growth rates for the Company.  Customers may defer or reconsider purchasing products from the Company if they experience a downturn in their business or if there is a downturn in general economic conditions.

Software Defects.  The Company's products are technically complex and may contain undetected errors or performance problems.  There can be no assurance that such errors or performance problems will not be discovered in the future, which may cause delays in product introduction and shipments, require design modifications or result in damage to the Company's reputation, loss of revenue, loss of market share, delay in market acceptance or product liability or other claims against the Company.  Furthermore, there can be no assurance that the Company will be able to correct any such errors on a timely basis, or at all.  Correction of errors or other defects may require significant expenditures by the Company.  Provisions contained in the Company’s licence agreements that are designed to limit the Company’s exposure to potential claims, as well as any liabilities arising from such claims,  may not effectively protect the Company against some or all of such claims and the liability and costs associated therewith.  Any of these possible occurrences could have a material adverse effect on the Company's business, results of operations or financial condition.

Potential Infringement Liability.  As the number of software products in the industry increases and the functionality of these products further overlaps, it is possible that software developers will become increasingly subject to infringement claims.  Moreover, there has been an increase in the number of patents issued in Canada and the United States relating to computer software, and, accordingly, the risk of patent infringements in the industry can be expected to increase, potentially resulting in an increase in patent infringement claims.  Shopplex.com Corporation carrying on business as Teilhard Technologies and Juxtacomm Technologies Inc. filed and served a Statement of Claim against the Company alleging infringement of a Canadian Patent (No. 2,241,767) and certain other related claims on July 15, 2004.  By Order dated November 10, 2004, the Federal Court of Canada struck out all of the allegations of infringement in the Statement of Claim but provided the plaintiff with leave to amend.  The Plaintiff filed an amended Statement of Claim and the Company filed and served the plaintiff with a motion to strike out the allegations of infringement again.  The motion is scheduled to be heard on April 26, 2005.  The Company believes the claims of infringement are without merit and intends to defend this matter vigorously.  There can be no assurance that third parties will not assert infringement claims against the Company in the future.  Such claims may result in costly litigation, diversion of management time and resources, financial liability or a requirement that the Company suspend licensing of its products or redesign its products, or enter into royalty or licensing agreements.  Furthermore, there can be no assurance that the Company would be able to successfully redesign its products, if required, or that any such royalty or licensing agreements will be available on reasonable terms, or at all.  Any such claim or the results thereof could have a material adverse effect on the Company's business, results of operations or financial condition.

Dependence on Maintenance Renewals.  The Company realises a significant portion of its revenue from maintenance and support services provided in connection with the products that it licences.   There can be no assurance that licencees will continue to renew their maintenance and support services or that the Company will be able to charge its current rates for maintenance and support services in the future.

Risks Related to Acquisitions.  Pursuing, completing, and integrating recent and potential acquisitions, including the PointBase acquisition, could divert management’s attention and financial resources and may not produce the desired business results.  In the past the Company has made acquisitions of products and businesses. In the future, the Company may engage in additional selective acquisitions of other products or businesses.  There can be no assurance that management will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition, or successfully integrate any acquired product or business into the Company’s operations. Further, acquisitions may involve a number of special risks, including: (a) diversion of management’s attention;  (b) disruption to the Company’s ongoing business; (c) failure to retain key acquired personnel; (d) difficulties in assimilating acquired operations, technologies, products, and personnel; (e) unanticipated expenses, events, or circumstances; and (f) assumption of legal and other undisclosed liabilities.  If the Company does not successfully address these risks or any other problems encountered in connection with an acquisition, the acquisition could have a material adverse effect on the Company’s business, results of operations, and financial condition.  In addition, if the Company proceeds with an acquisition, available cash may be used to complete the transaction, or shares may be issued which could cause a dilution to existing shareholders.

Enforcement of Judgements.  The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely because: the Company is incorporated under the laws of Ontario; all of its officers and directors, with the exception of Bryan E. Plug, are non-residents of the United States; and the Company and a substantial portion of its assets are located outside the United States.

Seasonality.  The Company depends on both direct and indirect sales for the revenue for its iCluster and HA Suite products.  The sale of these products is often linked to the sale of IBM hardware by IBM Business Partners.  Generally, sales of these products are strongest in the calendar quarter ending December 31st and are reflected in the Company's fourth fiscal quarter of each year.  There can be no assurance that the Company will continue to be successful with the indirect sales model or will continue to partner with motivated distributors as the Company tries to grow revenue from these products.  A weak calendar fourth quarter for IBM hardware and IBM Business Partners will adversely affect revenue from these products.  In uncertain economic times customers may delay purchases until the end of their budgetary years which usually occur in the calendar fourth quarter.  This may adversely affect revenue in other quarters or for the year in the event of economic disruption in the calendar fourth quarter.

Financial Instruments

Interest Rate Risk

The Company’s exposure to interest rate fluctuations relates primarily to its investment portfolio, since the Company has no borrowings outstanding under its line of credit at January 31, 2005.

The Company invests its cash in a variety of short-term Canadian dollar denominated financial instruments, including government bonds, commercial paper and banker’s acceptances.  The portfolio is diversified and consists primarily of investment grade securities to minimize credit risk.  Cash balances in foreign operations are generally invested in term deposits in the local operating banks.  The investment in short-term financial instruments carries a degree of interest rate risk, and consequently the Company’s future investment income may fall short of expectations due to changes in short-term interest rates.  The investment in short-term financial instruments is not for trading purposes.  Management estimates that average invested cash, cash equivalents, and short-term investments balances should be approximately $40,000,000, therefore a 1% change in interest rates could affect interest income by as much as $400,000 for the year.

Foreign Currency Risk

In addition to Canada and the United States, the Company also operates in the United Kingdom, Germany and other European countries and is therefore exposed to market risks related to foreign currency fluctuations between these currencies.  The Company derives most of its sales revenue from international customers, with sales outside Canada usually denominated in U.S. dollars or European currencies including pounds sterling and Euros.  Accordingly, changes in exchange rates between the Canadian dollar and these foreign currencies can positively or negatively affect the Company’s operating results.  The Company has a policy of hedging a portion of its foreign currency denominated accounts receivable.  However, management recognizes that this policy can provide only short-term protection against a limited portion of the Company’s currency exposure.   The appreciation of the Canadian dollar requires the Company to become more productive in order to maintain its margins.  Although the Company has taken and will continue to focus on increasing the productivity of its Canadian operations there is no guarantee it will be successful in maintaining its current margins. The financial instruments utilized by the Company pursuant to its hedging policy are not purchased for trading purposes and the Company does not enter into foreign exchange contracts for speculative purposes.

During fiscal 2005, the Company entered into forward currency contracts to sell U.S. dollars for Canadian dollars to hedge the future collection of its accounts receivable denominated in U.S. dollars.  At January 31, 2005, no U.S. dollar forward currency contracts were outstanding. Subsequent to year-end, U.S. $4,000,000 of forward currency contracts were purchased at exchange rates of approximately 1.24, maturing within sixty days of the financial year end.  These contracts hedge substantially all of the Company's U.S. dollar based accounts receivable.  During fiscal 2005, the Company incurred a foreign exchange gain of $75,000 compared to a loss of $85,000 in fiscal 2004.

The following table provides a sensitivity analysis on the Company’s exposure to changes in foreign exchange rates. For foreign currencies where the Company engages in material transactions, the following table quantifies the impact that a 10% decrease against the Canadian dollar would have had on the Company’s total revenues, operating expenses and pre-tax net income for the year ended January 31, 2005.

	Total Revenue	Operating Expenses	Pre-tax Net Income
United States Dollar	$(3,130)	$(811)	$(2,319)
British Pound	(864)	(717)	(147)
Euro	(960)	(535)	(425)

Business Outlook

During fiscal 2005, the Company faced significant pressure on its operating margins due to the continued strengthening of the Canadian currency.  With the headcount realignment completed in January 2005, the Company feels it has adjusted its overhead and business model to drive increased revenue and improved operating margins in fiscal 2006 and beyond.  The Company intends to adopt the US dollar as its reporting currency for fiscal 2006, as it better reflects the Company’s true revenue growth and enhances comparability of the Company’s results against its US based competitors.

The Company’s balance sheet is strong and the business model had been realigned to address the margin pressures caused by the stronger Canadian currency.  Our solutions help companies keep pace with real-time business requirements by allowing the continuous availability of live, secure corporate and customer data across the enterprise and beyond.  By creating an adaptive, real-time enterprise in which critical information is integrated and available on demand, companies can adapt quickly to business and economic volatility, address regulatory compliance requirements such as Basel II and Sarbanes-Oxley, and address performance and accountability pressures.  We feel these solutions will continue to resonate in the marketplace.

Some of the key growth issues the Company faces include building and managing its direct and indirect sales channels, improving its marketing efforts to enhance general market awareness of its products and continuing to improve the efficiency and functionality of its existing products.  The Company continues to invest in these areas in order to achieve its growth objectives.

The Company believes its near and long-term prospects for success remain strong, and recently demonstrated that belief though our substantial issuer bid.  We remain committed to our objective of generating significant value for our shareholders, customers, business partners and employees and believe the Company is well-positioned for profitable growth in the coming year.

Other Information

The Company has only one class of shares that are issued and outstanding, these being the Common Shares of the Company.  As at March 24, 2005, 8,554,802 Common Shares of the Company were issued and outstanding, with an additional 498,124 Common Shares of the Company that could become issuable if all options exercisable at March 24, 2005 were exercised.  851,138 stock options were outstanding at March 24, 2005.

Additional information relation the Company, including the Company’s Annual Information Form (AIF), is available on SEDAR at www.sedar.com.

Management’s Responsibility for Financial Reporting

The accompanying Consolidated Financial Statements are the responsibility of management and have been approved by the Board of Directors. Management believes that the Consolidated Financial Statements fairly reflect the form and substance of transactions and that the Consolidated Financial Statements reasonably present the Company’s financial position and results of operations in conformity with Canadian generally accepted accounting principles.  Management has included in these financial statements amounts based on estimates and judgments that it believes are reasonable under the circumstances. Financial and operating data elsewhere in the annual report are consistent with the information contained in these financial statements.

In fulfilling its responsibilities, management has developed and maintains a system of internal controls. These controls ensure that assets are safeguarded from loss or unauthorized use and that financial records are reliable for the purpose of preparing Consolidated Financial Statements.

Ernst & Young LLP, the independent auditors appointed by the shareholders of the Company, have audited the Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards and they provide an objective, independent review of the fairness of reported operating results and financial position. The Board of Directors of the Company has an Audit Committee which meets with financial management and the independent auditors to review accounting, auditing, internal accounting controls and financial reporting matters.

Nigel Stokes

Peter Cauley

Chairman, President and

Vice President Finance and

Chief Executive Officer

Chief Financial Officer